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14047920

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*MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68200**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gulf South Securities, Inc.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3206 50th Street Court, Suite 105B
(No. and Street)

Gig Harbor	**WA**	**98335**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Flanagan **504-566-9802**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey, LLP
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL TREATMENT REQUESTED

MR

OATH OR AFFIRMATION

I, **Timothy Flanagan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gulf South Securities, Inc.**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
SANDRA E MCATEE
My Appointment Expires Nov 19, 2014

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULF SOUTH SECURITIES, INC.

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

December 31, 2013

TABLE OF CONTENTS

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gulf South Securities, Inc.

We have audited the accompanying statement of financial condition of Gulf South Securities, Inc., (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gulf South Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 26, 2014

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

GULF SOUTH SECURITIES, INC

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

AS OF DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	309,346
Commissions receivable, related party		530,201
Prepaid expenses		13,238
TOTAL ASSETS	$	852,785
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	692,518
TOTAL LIABILITIES		692,518
Commitments and Contingent Liabilities		-
Common stock, par value $0.01, 1,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		174,000
Retained earnings		(14,733)
Total Stockholders' Equity		160,267
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	852,785

The accompanying notes are an integral part of these audited financial statements.

GULF SOUTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Gulf South Securities, Inc. (the "Company" or "GSS") was organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Nature of Business

GSS was formed to serve as a FINRA limited broker dealer for the purpose of acting as a managing broker dealer to distribute the oil and gas drilling limited partnership offering; Gulf South Energy Partners.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided and the fee is realizable.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. During the year, 100% of the Company's revenue earned came from one company, a related party. See Note 5.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $85,780 at December 31, 2013 which exceeded 6 2/3% of aggregate indebtedness or $46,168 by $39,612. The ratio of aggregate indebtedness to net capital was 8.07 to 1 at December 31, 2013.

NOTE 4 - INCOME TAXES

The Company is owned 100% by Gulf South Holdings, Inc. ("GSH") (see Note 5) and is included in the consolidated tax return filed by GSH. For the year ended December 31, 2013, GSH is expected to have taxable losses and therefore the Company has not recorded a provision for income taxes in its financial statements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is an affiliate of Gulf South Energy Partners ("GSEP"). During 2013, the Company billed GSEP $1,534,752 for commissions related to placement agent transactions. These related party transactions are not necessarily indicative of the transactions that would have been entered into had comparable transactions been entered into with independent parties.

As of December 31, 2013, the Company had a receivable from GSEP of $530,201.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2014, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.